Exhibit 99.1

Aurinia Pharmaceuticals to Present at the 18th Annual BIO CEO & Investor Conference

VICTORIA, British Columbia--(BUSINESS WIRE)--February 2, 2016--Aurinia Pharmaceuticals Inc., (NASDAQ:AUPH) (TSX:AUP) today announced that its Chief Operating Officer, Michael R. Martin will present a corporate overview of the company at the 18th annual BIO CEO & Investor Conference, taking place February 8 & 9, 2016 in New York at the Waldorf Astoria Hotel. The presentation will also be available using the webcast link below.

Aurinia Presentation Details

Date: Tuesday, February 9, 2016

Time: 2:00 p.m. Eastern Standard Time

Location: Waldorf Astoria Hotel in the Louis XVI Room

Webcast: http://www.veracast.com/webcasts/bio/ceoinvestor2016/61225590319.cfm

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently collecting data in its 265 patient Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (LN). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best-in-class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,000 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Visit www.auriniapharma.com for more information.

CONTACT:
Aurinia Pharmaceuticals
Stephen Zaruby, (250) 708-4293
President & Chief Executive Officer
or
szaruby@auriniapharma.com
Michael R. Martin, (250) 708-4272
Chief Operating Officer
mmartin@auriniapharma.com
or
Renmark Financial Communications Inc.
Barry Mire,(416) 644-2020
bmire@renmarkfinancial.com
or
Laura Welsh,(514) 939-3989
lwelsh@renmarkfinancial.com